News Releases 2003

BCE Emergis adds closing management capabilities to its eLending platform
Emortgage solution enables lenders to manage paperless mortgage processes using a single web service

MCLEAN, Va. (September 8, 2003) - BCE Emergis (TSX: IFM) announced today it is expanding and improving its mortgage loan processing platform with the addition of closing management functionality. With Emergis® Electronic Closing Services, parties involved in the loan closing process are able to perform many traditionally paper-intensive loan closing functions online. The new functionality enables efficient communication, improves document/data management and storage processes, and allows document review and error correction prior to closing-saving time, cost, and frustration for everyone.

"The addition of closing services significantly enhances the value of the BCE Emergis eLending platform," states Gunnar Bergstrom, president of the eLending Solutions unit of BCE Emergis. "Mortgage originators are now able to order settlement services through Emergis® Vendor Services Exchange, which was launched late last year as a featured tool on Freddie Mac's *LoanProspector.com*, order closing services, share information with closing parties, and import and view documents-all on a single secure web service."

Flexibility and scalability are fundamental to the design of the BCE Emergis eLending platform. It features integrated mortgage loan processing solutions with seamless data migration and improved quality control. The platform can be accessed via the Web or direct integration with a lender's system of record. It does not require downloading independent software.

The platform is being integrated with the proprietary systems of a number of document preparation companies. "We're working closely with document preparation providers to enable closing package transfer via a simple import process," says Michael Chancler, director of product management, "which will allow immediate document sharing with the closing and signing agents, borrowers, and sellers."

Additional enhancements to the BCE Emergis eLending platform include integrations with more national vendors, online registration and multiple ordering options. Lenders are now also able to order automated income and employment verifications from The Work Number® through Emergis Vendor Services Exchange.

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"Electronic signature and storage capabilities will be the next significant additions to the eLending platform in 2003, making it one of the first end-to-end paperless mortgage processing solutions," concludes Bergstrom.

BCE Emergis will be demonstrating its eLending platform in booth 1319 at the MBA's 90th Annual Convention in San Diego, California from October 19 to 22.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

For additional information:

Mark Boutet
BCE Emergis Inc.
Communications
(514) 868-2358
mark.boutet@emergis.com

John Gutpell
BCE Emergis Inc.
Investor relations
(514) 868-2232
john.gutpell@emergis.com

Rob Niess
BCE Emergis Inc.
Business Development & Sales
(610) 941-2112
rob.niess@emergis.com

News Releases 2003

BCE Emergis eHealth Solutions (U.S.) adds Web-based health risk assessment to its care management product line
New prevention-oriented service to support disease management and consumer directed health care initiatives

Rockville, Md. (August 27, 2003) - BCE Emergis (TSX: IFM) eHealth Solutions (U.S.), through its care management subsidiary National Health Services (NHS), has signed an agreement with U.S.-based TRALE, Inc. to provide a health risk assessment tool aimed at reducing health care costs. Through the agreement, NHS will offer automated, self-scoring questionnaires designed to assess wellness and provide recommendations for healthy lifestyle changes. The program also aggregates data to help employers and other health plan sponsors segment plan populations and target benefits to members based on health condition. The tool will be offered standalone or integrated with the company's disease and case management offerings. Revenue from the Web-based health risk assessment tool will be generated per employee per month, and on a per form basis for the hard copy version.

"The addition of health risk assessment to our care management product line addresses the growing trend toward consumer-directed health care," says François Côté, president of BCE Emergis eHealth Solutions (U.S.). "We believe the most effective solutions are those that empower consumers not only to better manage their health care spending, but also to reduce the need for health care services through healthier behaviors and early interventions."

Using the TRALE technology, NHS will offer a Web-based, user-friendly questionnaire that automatically generates a personalized wellness report with information about weight management, exercise, nutrition, stress, smoking, disease prevention as well as a personal goal diary. The guide also gives suggestions on how to strengthen healthy behaviors while working to change unhealthy habits. NHS will also make the assessment available in a hard copy, scannable version for use at enrollment events.

Adds NHS president Greg Dykes, "In addition to the preventive benefits of the new service, health risk assessment integrates easily into our care management product line. For example, it can be used as an easy, rapid deployment method for promoting our disease and case management programs within a population, and identifying volunteer enrollees." Dykes also cites the benefits of the tool's data aggregation feature for identifying preventable, controllable health problems within a given plan population and tailoring programs accordingly. "An employer who finds that a large

part of its employee population smokes and is at high risk for respiratory problems could decide to offer a smoking cessation program in conjunction with the asthma and other pulmonary disease management programs we already offer."

Health risk assessment adds a prevention component to the company's other NHS-delivered care management services, which include health care utilization review, case management, five disease management programs, and a 24-hour health call center - all accredited by the American Accreditation Healthcare Commission (URAC).

"With more pressure on consumers to absorb the rising cost of health care, Americans are becoming increasingly conscious of their lifestyle choices," adds Côté. "Along with our other care and cost management services, prevention is a key component to reducing health care costs."

About BCE Emergis
BCE Emergis is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centered on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT AUGUST 27, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Mark Boutet **John Gutpell**

BCE Emergis Inc.
Communications
(514) 868-2358
mark.boutet@emergis.com

BCE Emergis Inc.
Investor relations
(514) 868-2232
john.gutpell@emergis.com